The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 21, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 283 to its Registration Statement on Form N-1A. PEA No. 283 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on October 15, 2021. The sole purpose of PEA No. 283 was to register new series of the Company. This letter responds to the Staff’s comments on the WPG Partners Select Small Cap Value Fund and the Boston Partners Global Sustainability Fund (each, a “Fund” and together, the “Funds”)

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 283. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS

1. Summary Section – Expenses and Fees (Both Funds)

Staff Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the registration statement.

Response: The Company supplementally confirms that the term of the contractual expense limitation agreement will be at least one year from the date of the registration statement.

2. Summary Section – Example (Both Funds)

Staff Comment: Please confirm that the expense example only includes the period in which the contractual expense cap limitation agreement is in effect.

Response: The Company supplementally confirms that the expense example only includes the period in which the contractual expense limitation agreement is in effect.

3. Summary Section – Summary of Principal Risks (Both Funds)

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

4. Summary Section – Management of the Fund – Portfolio Manager (Both Funds)

Staff Comment: Please insert the Fund’s inception date following the name of the portfolio manager.

Response: The Company will make the requested change.

5. Summary Section – WPG Partners Select Small Cap Value Fund – Summary of Principal Investment Strategies

Staff Comment: In the second sentence of the first paragraph, please update the data for the Russell 2000 Small Cap Value Index.

Response: The Company will make the requested change.

6. Summary Section – WPG Partners Select Small Cap Value Fund – Summary of Principal Risks – Foreign Custody Risk

Staff Comment: The last two sentences of the Foreign Custody Risk Factor reference emerging market countries. If the Fund will be investing in emerging countries then please add corresponding disclosure in the “Summary of Principal Investment Strategies” and the “Summary of Principal Risks.” If the Fund will not be investing as a principal investment strategy in emerging countries, then please delete the last sentence of the risk factor.

Response: The Company supplementally confirms that the Fund will not be investing in emerging market countries, and accordingly the reference will be deleted. The revised “Foreign Custody Risk” will be revised as shown in the following:

Foreign Custody Risk. The Fund may hold foreign securities and cash with foreign banks, agents, and securities depositories appointed by the Fund’s custodian (each a “Foreign Custodian”). Some Foreign Custodians may be recently organized or new to the foreign custody business. In some countries, Foreign Custodians may be subject to little or no regulatory oversight over or independent evaluation of their operations. Further, the laws of certain countries may place limitations on the Fund’s ability to recover its assets if a Foreign Custodian enters bankruptcy. ~~Investments in emerging markets may be subject to even greater custody risks than investments in more developed markets. Custody services in emerging market countries are very often undeveloped and may be considerably less well-regulated than in more developed countries, and thus may not afford the same level of investor protection as would apply in developed countries.~~

7. Summary Section – Boston Partners Global Sustainability Fund – Summary of Principal Investment Strategies

Staff Comment: Please include an 80% Policy for the Fund’s investments in sustainable securities. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Company will make the requested change, as shown in the following language to be added:

Under normal circumstances, the Fund will invest at least 80% of its net assets, including borrowings for investment purposes, in companies that meet the Adviser’s sustainability criteria.

8. Summary Section – Boston Partners Global Sustainability Fund – Summary of Principal Investment Strategies

Staff Comment: The first sentence of the third paragraph states that “Fund holdings must have received at least a satisfactory sustainability rating by the Adviser’s Sustainability and Engagement Team (the “Sustainability Team”) based on the Sustainability Team’s written research analysis.…” Please provide further disclosure about the different sustainability ratings that the Sustainability Team may provide, so that a reader can gauge how a “satisfactory” rating rates among other ratings.

Response: The Company will revise the disclosure to include the following:

The Sustainability Team assesses each holding as either “excellent,” “good,” “satisfactory,” or “poor.” An issuer will be rated “excellent” if the issuer, in the opinion of the Sustainability Team, has a well-developed sustainability structure, well-designed goals for the future, demonstrated successful implementation of its sustainability program and shareholder friendly corporate governance. The Sustainability Team will rate an issuer as “good” if the issuer, in the opinion of the Sustainability Team, has attributes similar to those described in Excellent but has some deficiencies that warrant improvement. The Sustainability Team will rate an issuer as “satisfactory” if the issuer, in the opinion of the Sustainability Team, has a sustainability program in place, has a sufficient level of sustainability disclosure for the Sustainability Team to assess the issuer’s sustainability program and has a commitment to improve its sustainability program and disclosure in the near term. All other holdings assessed by the Sustainability Team that are not rated either “excellent”, “good” or “satisfactory” are rated “poor”. These ratings are subjective and may vary if the issuer has products or services that inherently promote sustainability, particularly for other products or services, or has engaged in conduct that has or has the potential to lower the sustainability reputation of the issuer in the opinion of the Sustainability Team.

9. Summary Section – Boston Partners Global Sustainability Fund – Summary of Principal Investment Strategies

Staff Comment: In the third paragraph, please revise the disclosure to provide any data and diligence conducted by the Sustainability Team in its written research analysis in its assessment of the sustainability rating.

Response: The Company will revise the disclosure to include the following:

The Sustainability Team uses primarily issuer published documents such as its sustainability report, website, publicly available financial reports such as the issuer’s 10-K and the issuer’s proxy statement to prepare the Sustainability Team’s research. The Sustainability Team also undertakes an internet search for any litigation, regulatory or reputational issues. The Sustainability Team does not rely on third party data about the issuer for its assessment of the issuer.

10. Summary Section – Boston Partners Global Sustainability Fund – Summary of Principal Investment Strategies

Staff Comment: In the third paragraph, please include any screening methodology and explain that in detail, along with identifying any third-party providers that assist in the Sustainability Team's written research analysis. Please disclose whether these screens or ratings are applied to all investments or some subset. Please note the universe of investments for which the Sustainability Team provides a sustainability rating.

Response: The Sustainability Team uses a positive screen to identify issuers it considers to have ESG characteristics that meet the Adviser’s sustainability criteria. The Sustainability Team may use third-party research about industry trends for background information but does not rely on third-party research in its analysis. The Sustainability Team provides a sustainability assessment for all issuers that are held in portfolios managed by the Adviser. The Company will revise the disclosure accordingly.

11. Summary Section – Boston Partners Global Sustainability Fund – Summary of Principal Investment Strategies

Staff Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Company will revise the disclosure to include the following:

The Adviser will vote all securities for which it has voting authority in the best interests of its clients. The Adviser’s Governance Committee votes all proxies. The Governance Committee assesses the likely effect of the proxy proposal on the value of the issuer’s stock including the effect on the management of the issuer, the importance to shareholders of the proxy proposal and the cost of the proposal.

12. Management of the Funds – Investment Advisory Agreement

Staff Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the registration statement.

Response: The Company supplementally confirms that the term of the contractual expense limitation agreement will be at least one year from the date of the registration statement.

13. Appendix A (Both Funds)

Staff Comment: Please confirm that the prior performance includes all other accounts managed by the Adviser regarding the relevant strategy.

Response: The Adviser has confirmed to the Company that all other accounts managed by the Adviser with substantially similar investment objectives, policies and strategies as the Funds are included within Appendix A.

PART C

14. Part C Signature Page

Staff Comment: As Ms. Dolly is listed as a director, please add disclosure regarding Ms. Dolly within the Statement of Additional Information.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	William Butterly, Boston Partners Global Investors, Inc.

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP